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                          January 31, 2024

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes 3, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Homes 3,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 18
                                                            Filed January 22,
2024
                                                            File No. 024-12135

       Dear Ryan Frazier :

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement fails to include current audited financial statements required for Tier 2 offerings. Please refer to Part F/S paragraphs (b)(3)(D) and (c) in Part II of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              John Rostom